UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No.1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIRTUALSCOPICS, INC.

(Name of Subject Company)

BIOTELEMETRY RESEARCH ACQUISITION CORPORATION

(Offeror)

BIOTELEMETRY, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

SERIES A CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

SERIES B CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

SERIES C-1 CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

Common Stock: 928269-208

Series A Convertible Preferred Stock: N/A

Series B Convertible Preferred Stock: N/A

Series C-1 Convertible Preferred Stock: N/A

(Cusip Number of Class of Securities)

Peter Ferola

Senior Vice President, General Counsel and Secretary,

BioTelemetry, Inc.

227 Washington Street #210

Conshohocken, Pennsylvania 19428

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Flora R. Perez, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

Phone: (954) 765-0500/Fax: (954) 765-1477

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,656,090.35	$1,777.97

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 3,010,789 shares of common stock, par value $0.001 per share (the “Common Shares”), of VirtualScopics, Inc. (“VirtualScopics”) outstanding plus 454,268 Common Shares which VirtualScopics would be required to issue upon the conversion, exercise or exchange of outstanding equity awards under the VirtualScopics, Inc. Amended and Restated 2006 Long Term Incentive Plan and other rights to receive Common Shares, multiplied by the offer price of $4.05 per Common Share, (ii) 1,965 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”) of VirtualScopics outstanding multiplied by the offer price of $336.30 per Series A Preferred Share, (iii) 600 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Shares”) of VirtualScopics outstanding multiplied by the offer price of $336.30 per Series B Preferred Share and (iv) 3,000 shares of Series C-1 Convertible Preferred Stock, par value $0.001 per share (the “Series C-1 Preferred Shares”) of VirtualScopics outstanding multiplied by the offer price of $920.00 per Series C-1 Preferred Share. The calculation of the filing fee is based on information provided by VirtualScopics as of March 24, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,777.97	Filing Party:	BioTelemetry Inc. and BioTelemetry Research Acquisition Corporation
Form of Registration No.:	Schedule TO	Date Filed:	April 8, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by BioTelemetry, Inc., a Delaware corporation (“Parent”) and BioTelemetry Research Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent on April 8, 2016 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase for cash (i) all outstanding shares of common stock of VirtualScopics, Inc., a Delaware corporation (“VirtualScopics”), par value $0.001 per share (the “Common Shares”), at a purchase price of $4.05 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series A Preferred Shares”), at a purchase price of $336.30 per Series A Preferred Share (the “Series A Offer Price”), (iii) all outstanding shares of Series B Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series B Preferred Shares”), at a purchase price of $336.30 per Series B Preferred Share (the “Series B Offer Price”) and (iv) all outstanding shares of Series C-1 Convertible Preferred Stock of VirtualScopics, par value $0.001 per share (the “Series C-1 Preferred Shares,” and collectively with the Common Shares, the Series A Preferred Shares and the Series B Preferred Shares, the “Shares”), at a purchase price of $920.00 per Series C-1 Preferred Share (the “Series C-1 Offer Price”) in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as each may be amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

The Offer expired as scheduled at 5:00 p.m., New York City time, on Monday, May 9, 2016, and was not extended. The Depositary has advised Parent and the Purchaser that, as of the expiration of the Offer, a total of 1,968,869 Common Shares (excluding Shares delivered by Notice of Guaranteed Delivery for which certificates were not yet delivered), 1,600 Series A Preferred Shares, 600 Series B Preferred Shares and 3,000 Series C-1 Preferred Shares were validly tendered in, and not properly withdrawn from, the Offer, representing approximately 68.6% of the outstanding voting power of the Shares and 100% of the outstanding Series C-1 Preferred Shares. Additionally, Notices of Guaranteed Delivery have been received with respect to approximately 35,594 Common Shares.

The number of Shares tendered in the Offer satisfies the Minimum Tender Conditions and all of the other conditions to the Offer have been satisfied. Accordingly, the Purchaser has accepted for payment, in accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer (including all Shares delivered through Notices of Guaranteed Delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Subject to the terms of the Merger Agreement, Parent expects to effect the Merger of the Purchaser with and into VirtualScopics as promptly as practicable pursuant to the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, without a vote of the stockholders of VirtualScopics, with VirtualScopics continuing on as the surviving corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding and not purchased in the Offer, (other than Shares owned by (i) VirtualScopics, Parent or Purchaser, or any other subsidiary of Parent, which Shares will be canceled and will cease to exist, (ii) any subsidiary of VirtualScopics, which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive, as applicable, (A) the Common Offer Price in cash, (B) the Series A Offer Price in cash, (C) the Series B Offer Price in cash or (D) the Series C-1 Offer Price in cash, in each case, without interest thereon and less any applicable withholding taxes.

Promptly following consummation of the Merger, Parent intends to cause all Common Shares of VirtualScopics to be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act.

On May 10, 2016, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(I)	Press Release issued by BioTelemetry, Inc. on May 10, 2016 announcing expiration and results of the Tender Offer

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2016

BIOTELEMETRY RESEARCH ACQUISITION CORPORATION

By:	/s/ Peter Ferola
Name:	Peter Ferola
Title:	Secretary

BIOTELEMETRY, INC.

By:	/s/ Peter Ferola
Name:	Peter Ferola
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 8, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on April 8, 2016.*

(a)(1)(G)	Joint Press Release issued by BioTelemetry, Inc. and VirtualScopics Inc. on March 25, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BioTelemetry, Inc. with the Securities and Exchange Commission on March 25, 2016).*

(a)(1)(H)	Press Release issued by BioTelemetry, Inc. on April 8, 2016 announcing launch of Tender Offer.*

(a)(1)(I)	Press Release issued by BioTelemetry, Inc. on May 10, 2016 announcing expiration and results of the Tender Offer.

(d)(1)	Agreement and Plan of Merger, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and VirtualScopics Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on March 25, 2016).*

(d)(2)	Tender and Support Agreement, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and Loeb Investors Company 147, LP.*

(d)(3)	Tender and Support Agreement, dated as of March 25, 2016, by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corporation and Merck Global Health Innovations Fund, LLC.*

(g)	None.

(h)	None.

*	Previously filed